UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Valiant Healthcare, Inc.
(Name of Issuer)
Common Stock, $.0001 par value
(Title of Class of Securities)
91915M 10 4
(CUSIP Number)
Aarif Dohad
210 N. University Drive, Suite 810
Coral Springs, FL 33071
(954) 419-1835
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
April 1, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	91915M 10 4

1	NAMES OF REPORTING PERSONS Cheryl Rager and Aarif Dohad

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		19,200,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		19,200,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	19,200,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	59.9%

14	TYPE OF REPORTING PERSON

	IN

Schedule 13D of Cheryl Rager and Aarif Dohad
Respecting the Securities of Valiant Healthcare, Inc.
Item 1. Security and Issuer.
This filing relates to the acquisition of shares of the $.0001 par value common stock (the “Common Stock”) of Valiant Healthcare, Inc., a Delaware corporation (the “Issuer”) whose principal executive offices are located at 210 N. University Drive, Suite 810, Coral Springs, Florida 33071.
Item 2. Identity and Background.
This Schedule 13D is filed by Cheryl Rager and Aarif Dohad, who are spouses and individuals whose business address is 210 N. University Drive, Suite 810, Coral Springs, Florida 33071. All of the shares reported on this Schedule 13D are owned by Ms. Rager either directly or indirectly through her son and daughter. Mr. Dohad is considered the beneficial owner of such shares as a result of his marriage to Ms. Rager. Mr. Dohad is a director of the Issuer.
Neither reporting person has been convicted in a criminal proceeding during the last five years nor has such person, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Ms. Rager and Mr. Dohad are citizens of the United States.
Item 3. Source and Amount of Funds or Other Consideration.
On June 24, 2008, in connection with the organization of the Issuer, Ms. Rager received 1,000,000 shares of common stock of the Issuer in connection with this transaction in exchange for aggregate consideration of $7,500. The additional shares were issued (1) as part of the distribution of shares to its shareholders by Accessible Healthcare Services, Inc. as the consideration such company received from the Issuer in connection with the Issuer’s purchase of the domestic assets of Accessible Healthcare Services, Inc. and (2) in connection with the issuance of warrants to purchase common stock of the Issuer to certain directors, officers, employees, consultants and others, all of which are currently exercisable.
Item 4. Purpose of Transaction.
As stated in response to Item 3 above, the acquisition by Ms. Rager of the securities covered by this filing was in connection with the formation of the Issuer and subsequently as a distribution by Accessible Healthcare Services, Inc. of shares it received as consideration from the sale of its domestic assets to the Issuer.

Item 5. Interest in the Securities of the Issuer.
(a) Aggregate number of shares beneficially owned by the Reporting Persons is 19,200,000 shares of the Issuer’s Common Stock (which includes 11,600,000 shares of the Issuer’s Common Stock which are currently vested and exercisable under outstanding warrants), which is 59.9% of the Common Stock of the Issuer, as determined in accordance with Rule 13d-3(d)(1).
(b) Each Reporting Person possesses shared voting and dispositive powers with respect to all of the securities of the Issuer beneficially owned by them.
(c) Not applicable.
(d) Not applicable.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
There are no contracts, arrangements, understandings or relationships between Ms. Rager or any other person with respect to any securities of the Issuer.
Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

None.

SIGNATURE
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 5, 2009	/s/ Cheryl Rager
Cheryl Rager

/s/ Aarif Dohad
Aarif Dohad

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